

Mail Stop 3233

November 16, 2015

Via E-mail
Mr. Deric S. Eubanks
Chief Financial Officer
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, TX 75254

>   **Re: Ashford Hospitality Prime, Inc.**
>   **Form 10-K for the year ended December 31, 2014**
>   **Filed on March 16, 2015**
>   **Form 8-K filed on February 26, 2015**
>   **File No. 001-35972**

Dear Mr. Eubanks:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 89

1.   We note your disclosure on page 96 provides Hotel EBITDA for the Sofitel Chicago Water Tower for periods prior to your acquisition. Please tell us how you determined the amounts to include and describe to us any adjustments you made to the extent that the amounts included were based upon information you received from third parties.

Form 8-K filed February 26, 2015

Exhibit 99.1

2.   We note that the tabular presentation on page 14 assumes that the ten hotel properties owned and included in your operations at December 31, 2014 were owned as of the beginning of each period presented. We note that this assumption was reflected elsewhere in your earnings release. Please provide the following information as it relates to the information included for properties prior to your acquisition date:

- Tell us how you determined the amounts to include and describe any adjustments you made to the extent that the amounts included were based upon information you received from third parties.
- Identify for us each specific line item that includes pre-acquisition results and the amount of each line item that relates to pre-acquisition results.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka, Staff Accountant at 202-551-3856 or me at 202-551-3446 with any questions.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief
Office of Real Estate
& Commodities